EXHIBIT 3.1

Hines Global REIT, Inc.
AMENDMENT NO. 2 TO BYLAWS
Section 5.9 of the Bylaws is hereby deleted in its entirety and replaced with the following:
Section 5.9.     Secretary; Assistant Secretary.
The Secretary shall (a) keep the minutes of the proceedings of the stockholders, the Board of Directors and committees of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (e) have general charge of the share transfer books of the Corporation; and (f) in general perform such other duties as from time to time may be assigned to him or her by the Chief Executive Officer, the President or the Board of Directors.
The Assistant Secretary, if any, or if there shall be more than one, the Assistant Secretaries in the order determined by the Board of Directors, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.